DXI to Expand Woodrush Oil Production
C$3MM to Fund Topline Growth and Sustainability

VANCOUVER, BRITISH COLUMBIA, May 26, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its strategic plan to expand production and improve operational efficiencies at its core Woodrush project in NEBC.

As previously reported, the Woodrush project currently includes 4 oil wells and 9 natural gas wells with significant processing facilities and in place pipeline to support further expansion. The Company owns a 99% working interest in these wells and is the project operator.

Given current commodity prices and through critical assessment of the half-way pools on the leasehold, the Company’s engineers have determined that there is a significant potential for oil production expansion by reconfiguration of waterflood operations and selective exploration. To address this opportunity and bolster the balance sheet of the Company, DXI plans to raise up to C$3 million via a non-brokered equity raise at a price of C$0.12 per share through the issuance of up to 25 million common shares. Insiders plan to purchase 25% of the proposed issue.

“We are pleased to move forward with our strategic plan to expand oil production and build long-term sustainable operations in Canada. This represents a critical foundation step in our 2016 program as we continue to evaluate additional opportunities to further leverage our Canadian operations for long-term production and reserve growth,” stated Robert Hodgkinson, CEO.

Under certain circumstances a fee of 7% may be paid to arms-length placement agents with respect to the non-insider participation.

The equity raise remains subject to approval of the Toronto Stock Exchange and NYSE MKT.

On May 26, 2016, the Company also received a letter from NYSE MKT LLC (“NYSE MKT” or the “Exchange”) stating that it is not in compliance with the continued listing standards as set forth in Section 1003(a)(ii) of the NYSE MKT Company Guide since it has reported net losses in three of its four most recent fiscal years. The Company’s “Plan of Compliance” filed with NYSE MKT on April 18, 2016 to address a Section 1003 (a) (iii) deficiency as to minimum stockholders’ equity was accepted by NYSE MKT as filed on May 26, 2016. Accordingly, the Company has until September 17, 2017 to become compliant with both the Section 1003 (a) (ii) and (iii) continued listing standards. If the Company does not become compliant by this date, NYSE MKT will initiate delisting proceedings as appropriate, subject to standard Company appeal rights.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,312 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this news release include, but are not limited to, statements regarding the finding of the Company’s engineers being accurate, the future plans for reconfiguration of waterflood operations and selective exploration, the completion and final amount raised in the proposed private placement, the final use of proceeds from the equity raise, and all necessary final approvals being obtained, Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com